Exhibit 99.2

Press Release

Kornit Digital

12 Ha`Amal St., Afek Park,

Rosh-Ha`Ayin 4809246, Israel

Tel: +972.3.908.5800

Investor Contact

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Announces Pricing of Upsized Public Offering of Ordinary Shares

November 18, 2021, Rosh Ha’ayn, Israel – Kornit Digital Ltd. (NASDAQ: KRNT) (“Kornit”), a company that develops, designs and markets innovative, sustainable, on-demand, digital fashion and textile production technologies, announced today the pricing of an upsized underwritten public offering of 2,645,953 ordinary shares at a price to the public of $151.00 per share. Kornit is offering 1,941,191 ordinary shares and an affiliate of Amazon.com, Inc. (“Amazon”) is offering 705,953 ordinary shares. Kornit will not receive any of the proceeds from the sale of shares being offered by an affiliate of Amazon. The shares being sold by an affiliate of Amazon are being issued pursuant to the exercise of a warrant granted to Amazon by Kornit. Kornit has also granted the underwriters a 30-day option to purchase up to an additional 397,072 ordinary shares at the public offering price. The offering is expected to close on November 23, 2021, subject to customary closing conditions.

Kornit intends to use the proceeds from the offering for future potential acquisitions, including complementary businesses, technologies or assets, and for general corporate purposes, including working capital and capital expenditures.

Citigroup, Barclays, Goldman Sachs & Co. LLC and Morgan Stanley are acting as bookrunners and as representatives of the underwriters for this offering. Needham & Company, Stifel, William Blair, Berenberg, CJS Securities and Craig-Hallum are acting as co-managers in the offering.

Kornit has filed a preliminary prospectus supplement to its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its ordinary shares. The offering will be made only by means of a prospectus supplement and the accompanying prospectus. A copy of the preliminary prospectus supplement relating to the offering and accompanying prospectus and, when available, the final prospectus supplement relating to the offering and accompanying prospectus, may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146 or email to: Prospectus@citi.com); Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 888-603-5847, or by emailing barclaysprospectus@broadridge.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 866-471-2526, or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by telephone: 1-866-718-1649.

The offering of these securities is being made under an effective shelf registration statement on file with the SEC. The registration statement, preliminary prospectus supplement and, when available, the final prospectus supplement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) is a company that develops, designs and markets innovative, sustainable, on-demand, digital fashion and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide.